EXHIBIT 99.1

Puradyn Cleans Your Oil
Replaces Base Additives
Keeps Your Engines Running Clean
Saves Significant Time and Expense

Puradyn Releases 2018 3rd Quarter Unaudited Financial Results

Boynton Beach, FL – November 13, 2018 - Puradyn Filter Technologies Incorporated (OTCQB: PFTI), a global manufacturer of oil bypass filtration systems, today reported unaudited results of operations for the third fiscal quarter ended September 30, 2018.

Net sales for the three months ended September 30, 2018 were $1,306,070 compared to $515,846 for the same period in 2017, an increase of 153%.  Net sales for the nine-month period ended September 30, 2018 were $3,344,272 compared to $1,780,006 for the same time period in 2017, an increase of 88%.

Income from operations for the three months ended September 30, 2018 was $175,518 as compared to a loss of $(224,039) in the same period in 2017.  Gross profit, as a percentage of sales, increased to 46% in the three months ended September 30, 2018 vs 25% in the same period in 2017.  Income from operations for the nine months ended September 30, 2018 was $303,018 as compared to a loss of $(649.439) in the same period in 2017.  Gross profit, as a percentage of sales, increased to 43% in the nine months ended September 30, 2018 vs 23% in the same period in 2017

The Company reported a net profit of $85,763 or $0.00 per share, basic and diluted, for the three months ended September 30, 2018, compared to a net loss of $(294,339) or ($0.00) per share, basic and diluted, for the same period in 2017; and a net profit of $61,884 or  $0.00 per share, basic and diluted, for the nine months ended September 30, 2018, compared to a net loss of $(852,908) or $(0.00) for the same period in 2017.  Basic weighted average shares used in the calculations for all of 2017 was 69,016,468 shares.  Diluted weighted average shares used in the calculations for three months ended September 30, 2018 and none months ended September 30, 2018 were 74,684,488 and 77,116,732 shares, respectively.

Key business highlights from the third quarter include:

•

The last of the largest contractors targeted in the land drilling segment began installing Puradyn systems on their fleet.

•

Puradyn was featured in a webinar presented by World Oil that shared the success experienced by Legend Energy Services, who began testing Puradyn on their pressure pumping equipment earlier in the year and quickly proceeded to make Puradyn standard on their entire fleet after realizing such strong and immediate results. The webinar produced a number of leads that are currently being pursued.

•

MNI Diesel, LLC became the exclusive distributor of Puradyn products to the commercial marine industry for the Ohio and Mississippi River Valleys and areas along the U.S. Gulf Coast.  MNI has significant experience with selling, installing and monitoring the success of Puradyn systems on their clients’ vessels, making them a powerful advocate for the product line.

• Continued growing interest and testing by clients in the midstream and pipeline segment.
• A large order bound for Afghanistan to be used on power generation systems was fulfilled.

Ed Vittoria, CEO, commented, “We are pleased to see revenue growth this quarter even surpass the record growth we experienced last quarter.  We have seen demand for replacement filters double as more installed units become active, and sales of new systems have increased over 65% so far this year versus this point last year, which will further drive filter demand going forward.  Our pipeline of new and engaged prospective customers continues to grow across the oil and gas and commercial marine segments, and we’re seeing improved receptivity in the sales process thanks to more customer testimonials and greater market penetration.”

The Company’s quarterly report on Form 10-Q is available from the SEC website at http://www.sec.gov or the Investor Relations sections of the Company’s website at http://www.puradyn.com.

About Puradyn Filter Technologies (www.puradyn.com)

Puradyn designs, manufactures and markets puraDYN® Oil Filtration Systems, the most effective bypass oil filtration products available for internal combustion engines, transmissions and hydraulic applications. Puradyn bypass filtration systems continuously clean lubricating oil and replenish base additives to maintain oil viscosity and safely and significantly extend oil change intervals and engine life. Effective for internal combustion engines, transmissions and hydraulic applications, Puradyn’s patented, environmentally-conscious solutions deliver rapid return on investment by reducing oil consumption, maintenance and overhaul costs and engine downtime, while also protecting high-value engine assets. Puradyn filtration systems have been deployed on thousands of engines around the world and were also selected by the US Department of Energy for a three-year study of the performance and cost benefits of bypass oil filtration.

Safe Harbor for Forward-Looking Statements

Statements in this press release, which are not historical data, are forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the company’s control, including but not limited to our history of losses and uncertainty that we will be able to continue as a going concern, our ability to generate net sales in an amount to pay our operating expenses, our need for additional financing and uncertainties related to our ability to obtain these funds, our reliance on sales to a limited number of customers, our dependence on a limited number of distributors, our ability to compete, our ability to protect our intellectual property, and the application of penny stock rules to the trading in our stock, among others which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These risk factors include but are not limited to those detailed in the company’s periodic filings with the SEC. Puradyn disclaims any responsibility to update any of the forward looking statements contained in this release.

Puradyn Filter Technologies Incorporated

Condensed Consolidated Statements of Operations

For the Three Months and Nine Months Ended September 30, 2018

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
Net sales	$1,306,070	$515,846	$3,344,272	$1,780,006
Cost of products sold	710,995	385,738	1,906,396	1,364,849
Gross Profit	595,075	130,108	1,437,876	415,157

Costs and expenses:
Salaries and wages	247,363	223,049	637,081	640,137
Selling and administrative	172,194	131,098	497,777	424,459
Total operating costs	419,557	354,147	1,134,858	1,064,596

Income / (Loss) from operations	175,518	(224,039)	303,018	(649,439)

Other income (expense):
Interest expense	(85,763)	(70,300)	(241,134)	(203,469)
Total other expense, net	(85,763)	(70,300)	(241,134)	(203,469)
Net income / (loss) before income tax expense	89,755	(294,339)	61,884	(852,908)
Provision for income taxes	—	—	—	—
Net Income / (loss)	$89,755	$(294,339)	$61,884	$(852,908)

Basic income / (loss) per common share	$0.00	$(0.00)	$0.00	$(0.01)

Diluted income / (loss) per common share	$0.00	$(0.00)	$0.00	$(0.01)

Weighted average common shares outstanding - basic	69,016,468	69,016,468	69,016,468	69,016,468

Weighted average common shares outstanding - diluted	74,684,488	69,016,468	77,116,732	69,016,468

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CONTACT:

Puradyn Filter Technologies, Inc.

Kathryn Morris

Director, Corporate Communications

(T) 561 547 9499, x 226

kmorris@puradyn.com

http://www.puradyn.com